The Chubb Corporation
15 Mountain View Road
Warren, NJ 07059
July 8, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Dear Mr. Rosenberg:
Reference is hereby made to your letter dated July 1, 2009 to John D. Finnegan, Chairman, President and Chief Executive Officer of The Chubb Corporation (“Chubb”), providing comments on Chubb’s Form 10-K for the Fiscal Year Ended December 31, 2008. Chubb will respond to the comments set forth in your letter as promptly as practicable and in any event no later than August 14, 2009.
If you have any questions, please feel free to contact me.

Very truly yours,
/s/ W. Andrew Macan
W. Andrew Macan
Vice President, Corporate Counsel & Secretary
cc:	James Peklenk (Securities and Exchange Commission) Mary Mast (Securities and Exchange Commission)